NO ACT

PE 12-31-08



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





09035369

March 2, 2009

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-2-09

Re: Qwest Communications International, Inc.
Incoming letter dated December 31, 2008

Dear Ms. Ising:

This is in response to your letter dated December 31, 2008 concerning the shareholder proposal submitted to Qwest by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 20, 2009, January 21, 2009, and February 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International, Inc.
Incoming letter dated December 31, 2008

The proposal requests that the board of directors initiate the appropriate process to reincorporate in North Dakota and to become subject to the North Dakota Publicly Traded Corporations Act.

We are unable to concur in your view that Qwest may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Qwest may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Qwest may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Qwest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Qwest Communications International Inc. (Q)
Rule 14a-8 Proposal by Kenneth Steiner
Reincorporation

Ladies and Gentlemen:

The attached response to a no action request by Prof. Paul M. Neuhauser appears to make a number of key points that are relevant to this no action request particularly on the allegation of duplication.

For these reasons and the earlier submitted reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Stephen Brilz <stephen.brilz@qwest.com>

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 31, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mike Reedich, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via email to: shareholderproposal@sec.gov

Re: Shareholder Proposal submitted to Time Warner Inc.

Dear Sir/Madam:

I have been asked by the Mercy Investment Program, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Ursuline Sisters of Tildonk (U.S. Province), the Sisters of St. Dominic of Caldwell New Jersey and the Sisters of Charity of the Incarnate Word (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Time Warner Inc. (hereinafter referred to either as "TimeWarner" or the "Company"), and who have jointly submitted a shareholder proposal to TimeWarner, to respond to the letter dated January 9, 2009 (replacing an earlier letter dated December 31, 2008), sent to the Securities & Exchange Commission by Gibson, Dunn & Crutcher LLP on behalf of the Company, in which TimeWarner contends that the Proponents' shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rule 14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in TimeWarner's year 2009 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests TimeWarner's Board to adopt a policy that would permit shareholders to have a "say on pay".

RULE 14a-8(i)(11)

The Proposal Is Not Substantially (Nor Even Faintly) Duplicative of a Previously Submitted Proposal

The Proponents' shareholder proposal requests the Board to adopt a policy that would afford the shareholders an annual opportunity to cast an advisory, non-binding, vote on executive compensation via approval or not of a compensation resolution prepared by the management of the Company. In contrast, the so-called prior proposal of Mr. Filiberto (hereinafter referred to as the "so-called Prior Proposal") requests the Company to reincorporate in North Dakota.

We quite agree with the those parts of the Company's letter that describe the general purpose of Rule 14a-8(i)(11) and describe the Staff's quite sensible approach to applying that Rule:

> The Commission has stated that "[t]he purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (November 22, 1976. (At page 3, final paragraph.)
>
> Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "general thrust" or principle focus". (At page 4, final paragraph.)

Unfortunately, we differ sharply from the Company in applying the agreed upon standard. The Company contends that a proposal to have an annual "say-on-pay" vote has the same focus and thrust as a proposal that the Company reincorporate in North Dakota.

We submit that this is absurd on its face.

The Company relies on the fact that in the so-called Prior Proposal in one (out of five) paragraph of the supporting statement the proponent lists five benefits of incorporation in North Dakota, one of which is that shareholders would have a vote on executive pay practices, plus the fact that in another paragraph he lists "say on pay" as one of a number of benefits provided by the North Dakota statute. Thus, although the Resolve clause makes absolutely no mention of "say on pay" and the supporting statements contains a total of 12 words that mention say on pay (out of a total of 399 words in the supporting statement), the Company has the timidity to assert that "say on pay" is the principle thrust and focus of the so-called Prior Proposal. It could with equal (indeed, with greater) logic claim (based on a similar analysis) that the principal thrust was "proxy access" (60 words) or reimbursement of proxy fight expenses (51 words), or the poison pill (13 words). Although they each have a couple of fewer words devoted to them than "say on pay", under the Company's analysis such other topics as classified board and cumulative voting are also apparent candidates to be the principal thrust of the so-called Prior Proposal, if needed to make an (i)(11) argument.

Even if, going beyond the Company's own argument, one adds the words in that portion of the so-called Prior Proposal's fourth paragraph discussing those criticisms expressed by The Corporate Library that deal with TimeWarner's CEO pay, that would only increase the number of words devoted to some aspect of pay to 67, barely more than the words devoted to proxy access or reimbursement of proxy expenses. In this connection, please note that there is no overlap between the arguments made in the so-called Prior Proposal's supporting statement and the arguments made by the Proponents, since the Proponents' shareholder proposal makes no reference either to The Corporate Library's criticism of the Company or to the compensation of TimeWarner's CEOs.

The reason that these various topics, "say on pay", "proxy access", reimbursement of proxy expenses, classified board and cumulative voting all seem, if the Company's analysis is applied, to equally constitute the principal thrust of the proposal is that the Company's analysis is simply wrong. Each of these topics, including "say on pay", is merely a subsidiary argument buttressing the main argument made in the so-called Prior Proposal, namely that the Company's corporate governance would be improved if it reincorporated in North Dakota. Thus, both the supporting statement and the resolve clause of the so-called Prior Proposal have but a single thrust and focus: the reincorporation of the Company in North Dakota. In contrast, the thrust of the Proponents' shareholder proposal is that the shareholders should have a "say on pay".

The no-action letters cited by the Company fail to support its argument that a "say on pay" proposal has the same thrust as does a reincorporation in North Dakota proposal. In each of the instances cited by the Company, it was abundantly clear that the two proposals at issue dealt with exactly the same topic. Thus in *International Paper Co.* (Feb. 19, 2008) both proposals would have substituted majority voting for the registrant's super-majority voting requirements. In *General Motors Corp.* (Apr. 5, 2007) both proposals would have caused the registrant to disclose annually its political contributions while in *Qwest Communications International, Inc.* (Mar. 8, 2006) both proposals would have had the registrant amend its bylaws to provide for majority voting in the election of directors. There was even less difference between the proposals in *PepsiCo Inc.* (Jan 31, 2008), where both proposals requested an advisory vote on executive compensation, including the CD&A report. Similarly, in *Merck & Co., Inc.* (Jan 10, 2006), both proposals called for limitations on the future granting of stock options, in *Constellation Energy Group* (Feb. 19, 2004) both proposals concerned equity based compensation for executives, and in *Wal-Mart Stores, Inc.* (Apr. 3, 2002) both proposals requested reports concerning gender equality. Finally, in *Pacific Gas & Electric Co.* (Feb. 1, 1993) a proposal to link the CEO's compensation to performance was deemed to have the same thrust as another proposal linking compensation to performance. Although in each of the letters cited by the Company there were minor differences between the two proposals, it was clear in each case that the underlying topic and concern were identical. This is clearly not so in the instant case where the so-called Prior Proposal has but a minor overlap with the Proponents' shareholder proposal and clearly was motivated by very different concerns.

Indeed, in one of the very no-action letters relied upon by the Company (*Pacific Gas & Electric Co.*, discussed above) the Staff rejected an additional (i)(11) claim (labeled as a (c)(11) claim under the Rules in effect in 1993) stating:

> The Division is unable to concur in your view that the second and fourth proposals may be omitted from the Company's proxy materials under Rule 14a-8(c)(11) as substantially duplicative of the other proposals. The principal thrust of the second proposal appears to be the reduction and imposition of ceilings on total compensation of executive officers and directors. In contrast, the principal focus of the first proposal appears to be linking non-salary compensation of management to certain performance standards. The fourth proposal is distinguishable from these two proposals in that it relates to the form of compensation of the members of the board of directors. Accordingly, the staff does not believe that Rule 14a-8(c)(11) may be relied on as a basis upon which to exclude the second and fourth proposals from the Company's proxy materials.

Thus, the Staff refused to deem a proposal (labeled the second proposal) calling for limiting the total compensation of executives to $400,000. to be substantially duplicative of a proposal limiting non-salary compensation. If the "thrust" of these two proposals were different, *a fortiori*, the thrust of the Proponents' proposal for an advisory vote on compensation differs from the thrust of a proposal to migrate the Company to North Dakota.

The refusal of the Staff in *Pacific Gas* to find the second proposal duplicative is hardly an aberration. For example, in *Ford Motor Company* (Mar. 3, 2008) the Staff deemed a proposal to limit total compensation to executives not to be duplicative of prior proposal to eliminate stock options to executives. See also *Ford Motor Company* (Mar. 14, 2005) (proposal to report on its lobbying against more stringent CAFÉ mileage standards not duplicative of prior proposal to report on how the registrant can reduce the greenhouse gas emissions of its cars and otherwise deal with greenhouse gas emissions regulation); *AT&T Corp.* (Feb. 2, 2005) (two letters (Domini and Calpers) each denying an (i)(11) claim when one of the proposals requested a policy of obtaining shareholder approval for any retirement plan that is available only to executives and the other proposed that shareholder approval be required for severance (golden parachute) payments); *Citigroup Inc.* (Feb. 7, 2003) (two proposals addressing climate change and the registrant's funding of environmentally damaging projects); *T. Rowe Price Group,*

Inc. (Jan. 17, 2003) (two proposals each dealing with accounting for stock options); AT&T Corp. (Jan. 31, 2001) (two proposals each dealing with option compensation).

We also note that in each and every no-action letter cited by the Company the Staff compared the Resolve Clauses and did not reference the supporting statement or the whereas clauses. In contrast, in the instant case the Company relies wholly on snippets from the supporting statement of the so-called Prior Proposal, while wholly ignoring that proposal's resolve clause.

Additionally, TimeWarner argues (2d paragraph, page 6 of its letter), in essence, that the two proposals at issue are inconsistent and that the Company would not know what to do if one passed and the other failed. Nothing could be further from the truth. If the so-called Prior Proposal failed and the Proponents' proposal passed, the will of the shareholders would be clear: they want a "say on pay" but not the general array of corporate governance change that a migration to North Dakota would entail (or maybe they are simply concerned that other factors, such as the lack of a judiciary as experienced in corporate matters as is the Delaware Chancery Court, militates against such a migration). Similarly, a shareholder might vote to reincorporate in North Dakota in order to obtain the corporate governance benefits of so doing, but prefer the general and rather vague provisions of Section 1, 10-35-12 of the North Dakota statutes (set forth on page 4 of the Company's letter) to the effect that shareholders will vote whether to accept a "report . . . on the compensation of the corporation's executive officers" in preference to the far more detailed prescription in the Proponents' proposal ("to ratify the compensation [in contrast to ratifying a report in North Dakota] of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation and Analysis)"). In short, if one proposal passed and the other failed, the Company would not be in any doubt whatsoever as to what course of action should be taken to implement the shareholders' will. Alternatively, if both proposals were to pass the Company would have no difficulty in implementing both simultaneously. The Company could reincorporate in North Dakota and obtain the benefits provided for in that state's incorporation law and in addition it could conduct annually the vote requested by the far more detailed Proponents' proposal. This circumstance would be no different than would be the case with respect to each and every North Dakota corporation in the (perhaps likely) event that either the Commission or the Congress mandates an annual "say on pay" vote. There would be no inconsistency between the North Dakota statutory requirement and a Congressionally mandated "say on pay" requirement.

Finally, the Company has failed to establish the prerequisite to any application of Rule 14a-8(i)(11) since it has not established that it will include a proposal that it received *prior* to the receipt of the Proponents' shareholder proposal. The Company's own no-action request letter states (page 3) that it received a proposal from Mark Filiberto (which it calls the "Prior Proposal") on December 3, replacing and revising an earlier proposal that had been submitted by that proponent on November 27. Since the deadline (per TimeWarner's 2008 proxy statement) for submitting shareholder proposals was December 3, the Company had no alternative but to accept the December 3 Filiberto proposal as constituting his actual proposal. However, since December 3 was subsequent to the date on which the Company had received the Proponents' shareholder proposal, namely, December 1, the Filiberto proposal, received on December 3, cannot possibly meet the requirement in Rule 14a-8(i)(11) that it be a proposal "previously submitted . . . by another proponent". Nor can Mr. Filiberto's proposal of November 27 be deemed the prior proposal required by the Rule since it will not appear in the Company's proxy statement, it having been withdrawn.

In summary, the Company has failed to establish the applicability of Rule 14a-8(i)(11) to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Amy L. Goodman, Esq.
Sister Valarie Heinonen
All proponents
Gary Brouse
Laura Berry

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 21, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Qwest Communications International Inc. (Q)
Rule 14a-8 Proposal by Kenneth Steiner
Reincorporation

Ladies and Gentlemen:

This further responds to the misleading and conflicted December 31, 2008 no action request received from Gibson, Dunn & Crutcher regarding this rule 14a-8 proposal with the following text (emphasis added):

Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

Statement of *Kenneth Steiner*

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

...

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

In regard to the company Rule 14a-8(c) objection of purportedly two proposals the company does not explain the advantage or viability to the company from a shareholder perspective of being incorporated in Delaware and at the same time being subject to the North Dakota Publicly Traded Corporation Act. Nor does the company explain the advantage or viability from a shareholder perspective of the company being incorporated in North Dakota and not being subject to the North Dakota Publicly Traded Corporation Act. The company is potentially taking the position that a shareholder must submit a doomed proposal on one of two aspects of a single unified topic.

Or in this case the company may need to claim or acknowledge that under its concept, two shareholders would need to cooperate simultaneously to put forth a single viable concept represented by two rule 14a-8 mini-proposals. And the company has not stated if, for example, a proposal that called for reincorporation in North Dakota only was in its definitive proxy, that the company would forgo making any objection that it was not advantageous without the company being subject to the North Dakota Publicly Traded Corporation Act or vice versa.

As for mini-proposal viability the company does not give reasons that if this single proposal was separated that the separate parts would likely garner more or less shareholder votes than the single submitted proposal.

The reason the company introduces *Pacific Enterprises* (Feb. 19, 1998) is not clear because Pacific Enterprises does not involve reincorporation in another state. Pacific Enterprises concerned the Council of Institutional Investors Bill of Rights. There is no indication that the Council of Institutional Investors is or was seeking authority to incorporate companies in preference to companies incorporating under the laws of one of the 50 states.

Significantly the company does not claim that reincorporation in Delaware from Ohio involves only one change in corporate governance in its citing of *Consergys Corp.* (Dec. 29, 2006). And the reincorporation proposal won an outstanding 59% support level at the Consergys 2007 annual meeting.

In regard to the company Rule 14a-8(i)(11) objection the company provides no precedent of a rule 14a-8 proposal being excluded where the proposals failed to be mutually duplicative on four or more points. Clearly the Shareholder Say on Executive Pay proposal does not completely duplicate the Reincorporate in a Shareholder-Friendly State proposal on four or more points.

For instance the company does not explain how Shareholder Say on Executive Pay would purported encompass:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.

Consistent with the company position the company failed to show how a shareholder voting for the Shareholder Say on Executive Pay proposal could expect to be voting in support of:

- Proxy access.
- Shareowner reimbursement for proxy contest expenses.
- Declassified board.
- Poison pill limits.

The company December 31, 2008 no action request used the term "substantially duplicative" six-times but does not explain how Shareholder Say on Executive Pay would duplicate the four above bullet-points that are part of the Reincorporation proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Stephen Brilz <stephen.brilz@qwest.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 20, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Qwest Communications International Inc. (Q)
Rule 14a-8 Proposal by Kenneth Steiner
Reincorporation

Ladies and Gentlemen:

This responds to the misleading and conflicted December 31, 2008 no action request received from Gibson, Dunn & Crutcher regarding this rule 14a-8 proposal with the following text (emphasis added):

Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

Statement of *Kenneth Steiner*

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

...

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

There is a misleading conflict between the name of the proponent in the title line of the first page of the no action request and the name of the proponent, Kenneth Steiner, in the associated company exhibit of the rule 14a-8 proposal (attached).

Thus this no action request should be summarily rejected as misleading.

This is serious since, based on the false and misleading identification information in the company no action request, the permanent records of the Securities and Exchange Commission could henceforth permanently replicate this false and misleading information. Thus in coming years both the Staff and proponents, not familiar with the background of such false and misleading company information, will rely on such false and misleading information in issuing Staff Response Letters and in drafting the proponent's response to company no action requests.

This deceptive company identification practice can also increase the time for the Staff to match incoming proponent responses to no action requests.

This is one example of the permanent replication of the misleading company information:
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/**chevedden**steinerk123108-14a8-incoming.pdf

Thus this no action request should be summarily rejected as misleading.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Stephen Brilz <stephen.brilz@qwest.com>

[Q: Rule 14a-8 Proposal, December 5, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

Statement of Kenneth Steiner

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. As a North Dakota company our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance:

- The Corporate Library www.thecorporatelibrary.com, an independent research firm rated our company "High Concern" in executive pay.
- We had no right to cumulative voting or right to vote on executive pay.
- Our directors also served on boards rated "D" by the Corporate Library:

Edward Mueller	McKesson (MCK) (Our CEO)
David Hoover	Energizer (ENR)
David Hoover	Ball (BLL)
Linda Alvarado	Lennox International (LII)
Linda Alvarado	3M (MMM)
Charles Biggs	Standard Parking (STAN)
Jan Murley	1-800-FLOWERS.COM (FLWS)

- Eleven directors were designated "Accelerated Vesting" directors by The Corporate Library – due to a director's involvement with accelerating stock option vesting in order to avoid recognizing the related expense:

Edward Mueller	(Our CEO)
Frank Popoff	(Our Lead Director)
Dane Brooksher	(Chairman of our audit committee)
James Unruh	(Chairman of our executive pay committee)
Patrick Martin	(Chairman of our nomination committee)
Charles Biggs	
David Hoover	

COMPANY EXHIBIT

Caroline Matthews
Wayne Murdy
Peter Hellman
Linda Alvarado

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

COMPANY EXHIBIT

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 31, 2008

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9631

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of John Chevedden (Steiner)*
Qwest Communications International, Inc.
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of the Kenneth Steiner as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter and its attachments with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 31, 2008

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9631

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of John Chevedden (Steiner)*
Qwest Communications International, Inc.
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of the Kenneth Steiner as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter and its attachments with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

The Proponent submitted the Proposal to the Company on December 5, 2008. *See* Exhibit A. The Company determined that the Proposal consisted of more than one proposal, contrary to the one-proposal limitation under Rule 14a-8(c). Thus, the Company sent a notice of deficiency to the Proponent, acting as proxy for Mr. Steiner, via e-mail and overnight mail (the "Deficiency Notice") on December 16, 2008, which was within 14 calendar days of the Company's receipt of the Proposal. *See* Exhibit B. UPS records confirm that the Proponent received the Deficiency Notice on December 17, 2008. *See* Exhibit C. The Company also sent a copy of the Deficiency Notice to Mr. Steiner. In the Deficiency Notice, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies, including that he was limited to the submission of one stockholder proposal for consideration at the 2009 Annual Meeting of Stockholders pursuant to Rule 14a-8(c). The Deficiency Notice also included a copy of Rule 14a-8. As of the date of this letter, Mr. Chevedden has not revised the Proposal in accordance with Rule 14a-8(c). *See* Exhibit D.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proposal violates the one-proposal limitation; and
- Rule 14a-8(i)(11) because the Proposal's subject substantially duplicates another proposal previously submitted to the Company that will be included in the Company's 2009 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(c) Because It Violates the One-Proposal Limitation.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." In adopting the predecessor to Rule 14a-8(c) (Rule 14a-8(a)(4)), the Commission noted its awareness of the "possibility that some proponents may attempt to evade the new limitations through various maneuvers . . . ." Exchange Act Release No. 12999 (Nov. 22, 1976). The Commission went on to note that "such tactics" would result in "the granting of requests by the affected managements for a 'no-action' letter concerning the omission from their proxy materials of the proposals at issue." *Id.*

The one-proposal limitation applies not only to proponents who submit multiple proposals as separate submissions but also to proponents who submit multiple proposals as elements of a single submission. Staff no-action letter precedent indicates that the test for whether a single submission constitutes more than one proposal is whether the elements are "closely related and essential to a single well-defined unifying concept." *See General Motors Corp.* (avail. Apr. 9, 2007) (concurring with the exclusion under Rule 14a-8(c) of a single submission when the company argued that the proposal included several distinct steps to restructure the company). Thus, in circumstances similar to the instant case, the Staff has concurred that proposals are excludable under Rule 14a-8(c) when the multiple components are separate and distinct, even when those components are phrased in a manner that is designed to appear as a single proposal. *See, e.g., AmerInst Insurance Group, Ltd.* (avail. Apr. 3, 2007) (concurring in the exclusion of a single submission that sought to remove a subsidiary's voting rights, to control lines of business, to sell particular assets and to replace specified income); *American Electric Power Company, Inc.* (avail. Jan. 2, 2001) (granting relief under Rule 14a-8(c) where the proposal related to term limits, the location and frequency of board meetings and board compensation); *Pacific Enterprises* (avail. Feb. 19, 1998) (discussed *infra*).

A. The Proposal Involves Multiple Proposals in that It Requires Both Reincorporation and Election to be Governed under the North Dakota Act.

As in the precedent cited above, the Proposal involves multiple stockholder proposals. The Proposal requests both (i) that the Company reincorporate in North Dakota *and* (ii) that the Company elect to be governed by the North Dakota Publicly Traded Corporations Act (the "North Dakota Act"). These are separate and distinct issues, a fact that is clearly reflected in the Proposal. The text of the North Dakota Act evidences that it was the intent of the North Dakota legislature to separate these steps so that a company could elect to incorporate in North Dakota without subjecting itself to the North Dakota Act, and instead be subject to the North Dakota Business Corporations Act. *See* NORTH DAKOTA CORPORATE GOVERNANCE COUNCIL,

EXPLANATION OF THE NORTH DAKOTA PUBLICLY TRADED CORPORATIONS ACT 2 (2007) ("The requirement that a corporation include a provision in its articles electing to be subject to [the North Dakota Act] makes [the North Dakota Act] an optional choice that must be affirmatively elected by a corporation."). Specifically, the North Dakota Act states that only a "publicly traded corporation" is subject to its provisions. N.D. CENT. CODE § 10-35-03 (2008). Further, the definition in the North Dakota Act of "publicly traded corporation" requires a company to both incorporate itself in North Dakota *and* to elect to include a provision in its articles of incorporation affirmatively subjecting the company to the North Dakota Act. *Id.* at § 10-35-02.

Moreover, the distinct elements in the Proposal are not "essential to a single well-defined concept." One aspect of the Proposal, requesting that the Company reincorporate, requires the Company and its stockholders to examine the laws of two jurisdictions, Delaware and North Dakota, and to compare a variety of issues, such as the impact of state tax laws, the effect of reincorporation on outstanding contracts and licenses, the current benefits received by the Company from being incorporated under the laws of the state where a majority of corporations are incorporated, and the cost to reincorporate. The second aspect of the Proposal requests that the Company elect to be governed by the North Dakota Act, and thus would require the Company and its stockholders to examine and compare the provisions of the North Dakota Act and the North Dakota Business Corporations Act, so as to assess the implications of electing to be subject to the North Dakota Act. The supporting statement to the Proposal itself tellingly refers to being subject to the North Dakota Act as an "additional" benefit beyond any benefit that would accrue from implementing the first element of the proposal by simply reincorporating in North Dakota.

The second element of the Proposal thus implicates two statutory regimes within a single jurisdiction and requires the Company and its stockholders to consider different issues from the first element of the Proposal, such as separation of executive and chairperson roles, supermajority voting provisions and the ability of certain stockholders to propose amendments to the certificate of incorporation. Moreover, these two aspects of the Proposal are not inextricably intertwined: a publicly traded corporation could elect to reincorporate to North Dakota without electing to be subject to the North Dakota Act (and in fact, neither of the two publicly traded corporations currently incorporated in North Dakota have elected to be subject to the North Dakota Act), and a Delaware corporation could implement governance provisions comparable to those that apply under the North Dakota Act, without reincorporating to North Dakota and electing to be governed by the North Dakota Act. Thus, the fact that these two proposals require very different considerations by the stockholders indicates that they are separate and distinct.

B. The Proposal Involves Multiple Proposals in that It Requires Implementation of Disparate Corporate Governance Changes.

The Proposal also involves multiple elements not essential to a single well-defined concept through its attempt to implement a variety of disparate actions in a manner similar to that involved in *Pacific Enterprises* (avail. Feb. 19, 1998). In *Pacific Enterprises,* the Proponent submitted a stockholder proposal asking the company to adopt Section III of the Council of Institutional Investors Shareholder Bill of Rights (the "CII Bill of Rights"). Pacific Enterprises notified the Proponent that the submission involved multiple proposals, but the Proponent did not revise the proposal to limit it to a single matter. Pacific Enterprises requested that the Staff concur with its view that the proposal could be excluded under the predecessor to Rule 14a-8(c). Specifically, Pacific Enterprises pointed out that adoption of the CII Bill of Rights would have the effect of subjecting to a stockholder vote at least six different types of corporate actions, involving disparate topics such as share repurchases, certain executive compensation decisions, actions involving "poison pills," stockholder meeting/consent procedures and director nominations, elections and terms of office. Thus, while the proposal was phrased as a vote on a single action, Pacific Enterprises argued that the proposal failed to constitute the closely related elements and essential components of a single well-defined unitary concept necessary to comprise a single stockholder proposal. Agreeing that the proposal related to "a variety of corporate transactions," the Staff concurred in the exclusion of the proposal.

Just as the proposal on whether to elect to implement the CII Bill of Rights considered in *Pacific Enterprises* did not constitute one proposal because of its wide-ranging implications, the Proposal likewise is another attempt by the Proponent to present a purportedly single proposal as a means to implement a variety of corporate governance changes. This fact is clear through the supporting statement to the Proposal, which references a few of the mandatory governance provisions that apply under the North Dakota Act:

> If our company were subject to the North Dakota act [sic] there would be <u>additional</u> benefits:
> - There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
> - Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
> - The board of directors could not be classified.
> - The ability of the board to adopt a poison pill would be limited.
> - Shareowners would vote each year on executive pay practices. [<u>emphasis added</u>]

In fact, the Proponent has acknowledged that electing to be governed by the North Dakota Act simply is an expedient means of addressing a number of corporate governance issues. The Proponent has been quoted as stating, "If a company moved to North Dakota, it could cure five items of corporate governance at once." *More Rights for Shareholders in North Dakota,* The Icahn Report, *available at* www.icahnreport.com/report/2008/12/more-rights-for.html (Dec. 17, 2008). Thus, because the Proposal affects "a variety of corporate transactions," it violates the one-proposal limitation in Rule 14a-8(c).

Thus, just as in *Pacific Enterprises*, the Proponent has attempted to circumvent the single-proposal rule by introducing a proposal that is drafted to appear as a single proposal but that implicates disparate topics such as executive compensation decisions, actions involving "poison pills," stockholder meeting procedures and director nominations, elections and terms of office.

In this respect, the Proposal is unlike the proposals challenged in *Convergys Corp.* (avail. Dec. 29, 2006). In *Convergys*, a stockholder originally submitted a proposal requesting that the company "take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware, so as to enable the Company to establish a majority vote standard for the election of directors" (at the time, majority voting in the election of directors was not permissible under Ohio corporate law). In response to a deficiency notice asserting that the proposal constituted more than one proposal, the stockholder revised the proposal to request that the company "take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware." The company argued that even though the proposal had been revised to address only reincorporation from Ohio into Delaware, the proposal continued to violate the one-proposal rule because the stockholder's supporting statement made it clear that the objective of the proposal was to place the company in a position where it would be able to take actions to implement a majority vote standard in the election of directors. There, the Staff was unable to concur that the proposal itself addressed two topics. In *Convergys*, the resolution in the revised proposal had been limited to a single issue – reincorporation – and implementation of that aspect of the proposal did not automatically result in the adoption of majority voting. Here, in contrast, the Proposal explicitly addresses two separate elections; that the Company *both* reincorporate to North Dakota and that it elect to be governed by the North Dakota Act so as to make the Company subject to numerous "additional" mandatory governance provisions. Thus, the Proposal violates the one-proposal limitation in Rule 14a-8(c).

For these reasons, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(c) because the Proponent has exceeded the one-proposal limitation.

II. The Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal.

The Proponent submitted the Proposal to the Company on December 5, 2008. Previously, on October 21, 2008, a different proponent submitted a stockholder proposal to the Company titled "Shareholder Advisory Vote on Executive Compensation" (the "Say on Pay Proposal"). The Say on Pay Proposal, a copy of which is attached as Exhibit E, states:

> RESOLVED, the shareholders of Qwest hereby urge the Board to adopt a policy that the shareholders will be given an opportunity at each Annual Meeting to vote on an advisory resolution, proposed by management and included as a voting item

> printed in the proxy statement, to approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table ("SCT") and the accompanying narrative disclosure provided to understand the SCT. The [B]oard's proposal shall state that the vote is advisory and will not abrogate any employment agreement.

The Proposal requests, among other things, that the Company elect to be governed by the North Dakota Act. One section of the North Dakota Act provides:

> **Section 1, 10-35-12. Regular meeting of shareholders.**
> 5. The committee of the board of a publicly traded corporation that has authority to set the compensation of executive officers must report to the shareholders at each regular meeting of shareholders on the compensation of the corporation's executive officers. The shareholders that are entitled to vote for the election of directors shall also be entitled to vote on an advisory basis on whether they accept the report of the committee.

Thus, implementation of either the Proposal or the Say on Pay Proposal would result in stockholders having the ability to cast advisory votes on the Company's executive compensation disclosures.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g.*, *Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994); *Atlantic Richfield Co.* (avail. Jan. 11, 1982). The Company received the Say on Pay Proposal prior to receiving the Proposal, and the Company intends to include the Say on Pay Proposal in its 2009 Proxy Materials. Thus, if the Staff does not concur that the Company can exclude the Proposal pursuant to Rule 14a-8(c) because it of itself constitutes multiple proposals (as discussed in Section I of this letter, above), then the Company requests that the Staff concur that the Proposal may be omitted as substantially duplicative of the Say on Pay Proposal.

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g.*, *Qwest Communications*

International, Inc. (avail. Mar. 8, 2006); *The Home Depot, Inc.* (avail. Feb. 28, 2005); *Bank of America Corp.* (avail. Feb. 25, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). The Proposal and the Say on Pay Proposal have the same principal thrust and focus because both seek to give stockholders an advisory vote on executive compensation. The supporting statement for the Proposal specifically states that implementation of it means that "[s]hareholders would vote each year on executive pay practices."

The Staff consistently has taken the position that proposals may differ in their terms or scope and still be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11), as long as the proposals have the same principal thrust or focus. For example, in *PepsiCo Inc.* (avail. Jan. 31, 2008), the Staff concurred that the company could exclude under Rule 14a-8(i)(11) a stockholder proposal calling for an advisory vote on executive compensation as substantially duplicative of an earlier received proposal, even though the two proposals differed slightly in what they requested that stockholders vote upon, with one requesting an advisory vote on the compensation committee's report on executive compensation and policies and practices as disclosed in the Compensation Discussion and Analysis, and the other requesting an advisory vote on the Compensation Discussion and Analysis. Similarly, here, the Say on Pay Proposal requests a vote on the executive compensation reported in the Summary Compensation Table and accompanying narrative disclosure, while implementation of the Proposal would provide stockholders with an advisory vote on a board compensation committee report as required under the North Dakota Act. Likewise, in *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff concurred with the company's view that a proposal seeking adoption of a policy making a significant portion of future stock option grants to senior executives performance-based was substantially duplicative of an earlier proposal asking that the board take the steps needed to see that the company did not award any new stock options or reprice or renew current stock options. Although not identical, both proposals sought future limitations on grants of stock options, and therefore, the principal thrust and focus of the proposals was the same. *See also Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (concurring with company's view that a proposal asking the company to link the chief executive officer's total compensation to company performance was substantially duplicative of two other proposals asking the company to: (1) tie all executive compensation other than salary to performance indicators; and (2) impose ceilings on future total compensation of officers and directors in order to reduce their compensation).

The fact that the Proposal also addresses other topics not related to executive compensation, as discussed above, does not alter this analysis, as the Staff previously has concurred that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the subsequently submitted proposal.[1] For example, in *Wal-Mart Stores, Inc. (Gerson)* (avail. Apr. 3, 2002), the Staff concurred with exclusion under Rule 14a-8(i)(11) of a proposal requesting a report on gender equality because the company had previously received and intended to include in its proxy materials a proposal requesting a report on gender and race equality. Likewise, in *Constellation Energy Group* (avail. Feb. 19, 2004), the Staff concurred that the a proposal requesting that the company develop a performance-based equity grant program for executive officers substantially duplicated a previously submitted proposal that requested the company to implement a "commonsense executive compensation program" containing a range of features, one of which related to equity compensation design. The instant proposals have the same effect; both would result in a stockholder advisory vote on executive compensation.

A primary rationale behind the "principal thrust/principal focus" concept is that the inclusion in a single proxy statement of multiple proposals addressing the same issue in different terms may confuse stockholders and place a company and its board of directors in a position where they are unable to determine the stockholders' will. If the Company were to include both the Proposal and the Say on Pay Proposal in its 2009 Proxy Materials, this would create confusion for stockholders because both proposals ask them to vote on the same subject matter – whether to implement an advisory vote on executive compensation. This is especially true because the Say on Pay Proposal specifically requests an advisory vote on executive compensation, while the Proposal would have the company implement both an advisory vote on executive compensation and many other corporate governance provisions. If the Proposal passed and the Say on Pay Proposal failed, or vice versa, the Company would be unable to determine the stockholders' will, and it would be difficult for the Company to decide what course of action it should take with respect to giving stockholders an advisory vote on executive compensation.

---

1 Of course, it is unusual for a stockholder proposal to address such widely disparate topics as the Proposal does, as such proposals are excludable under Rule 14a-8(c) for the reasons discussed earlier in this letter. In this case, this means that the Proposal substantially duplicates two previously received stockholder proposals as the Company also received on December 4, 2008, by certified mail a stockholder proposal concerning the ability of stockholders to call special meetings. *See* Exhibit F. Section 1 10-35-13 of the North Dakota Act states that "[a] publicly traded corporation shall hold a special meeting of shareholders upon the demand of its shareholders . . . own[ing] beneficially ten percent or more of the voting power of all shares entitled to vote on each issue proposed to be considered at the special meeting." For the same reasons set forth above, we believe the Proposal also substantially duplicates the special meeting proposal, which the Company intends to include in its 2009 Proxy Materials.

Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Say on Pay Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Stephen Brilz, the Company's Vice President and Deputy General Counsel, at (303) 992-6244.

Sincerely,



Elizabeth A. Ising

EAI/tss
Enclosures

cc: Stephen Brilz, Qwest Communications International, Inc.
John Chevedden
Kenneth Steiner

100578415_4.DOC

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Edward A. Mueller
Chairman of the Board
Qwest Communications International Inc. (Q)
1801 California St
Denver CO 80202
PH: 303 992-1400

Rule 14a-8 Proposal

Dear Mr. Mueller,

I submit this Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,



Kenneth Steiner

5 Dec 2008
Date

cc: Richard N. Baer <richard.baer@qwest.com>
Corporate Secretary
FX: 303-896-8515

[Q: Rule 14a-8 Proposal, December 5, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

Statement of Kenneth Steiner

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. As a North Dakota company our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance:

- The Corporate Library www.thecorporatelibrary.com, an independent research firm rated our company "High Concern" in executive pay.
- We had no right to cumulative voting or right to vote on executive pay.
- Our directors also served on boards rated "D" by the Corporate Library:

Edward Mueller	McKesson (MCK)	(Our CEO)
David Hoover	Energizer (ENR)	
David Hoover	Ball (BLL)	
Linda Alvarado	Lennox International (LII)	
Linda Alvarado	3M (MMM)	
Charles Biggs	Standard Parking (STAN)	
Jan Murley	1-800-FLOWERS.COM (FLWS)	

- Eleven directors were designated "Accelerated Vesting" directors by The Corporate Library – due to a director's involvement with accelerating stock option vesting in order to avoid recognizing the related expense:

Edward Mueller	(Our CEO)
Frank Popoff	(Our Lead Director)
Dane Brooksher	(Chairman of our audit committee)
James Unruh	(Chairman of our executive pay committee)
Patrick Martin	(Chairman of our nomination committee)
Charles Biggs	
David Hoover	

Caroline Matthews
Wayne Murdy
Peter Hellman
Linda Alvarado

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wed 12/24/2008 9:14 AM
To: Brilz, Stephen
Cc: Richard N. Baer
Subject: Kenneth Steiner Rule 14a-8 Broker Letter (Q) ND

Mr. Brilz, Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 broker letter requirement.
Sincerely,
John Chevedden



DISCOUNT BROKERS

Date: 23 Dec 08

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1000 shares of Qwest Comm; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/23/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-24-08	# of pages ▶
To Stephen Brilz	From Jim Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 303-296-2782	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Mon 12/29/2008 9:52 AM
To: Brilz, Stephen
Subject: Kenneth Steiner's rule 14a-8 proposal and Quest Communications (Q) December 16, 2008 letter

Mr. Brilz, In regard to the company December 9, 2008 letter on Mr. Kenneth Steiner's rule 14a-8 proposal, Mr. Steiner signed the submittal letter and is the proponent. Please advise whether the company is questioning Mr. Steiner's signature.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue. The 2008 no action precedents seem to be consistent with no action precedents for a number of years. In other words is there any new 2008 no action precedent support for the unsupported December 9, 2008 company demand. Or if the company bases its demand on a recent regulatory change, please provide the specifics.

Please advise whether the company was solicited by Gibson, Dunn & Crutcher to make this claim.
Sincerely,
John Chevedden

cc:
Kenneth Steiner

EXHIBIT B

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
eising@gibsondunn.com

December 16, 2008

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9631

Client No.
C 93166-00069

VIA OVERNIGHT MAIL AND E-MAIL *** FISMA & OMB Memorandum M-07-16 ***
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Submission

Dear Mr. Chevedden:

I am writing on behalf of Qwest Communications International, Inc. (the "Company"), which received on December 5, 2008, a submission from you entitled "Reincorporate in a Shareowner-Friendly State" for consideration at the Company's 2009 Annual Meeting of Stockholders (the "Submission").

The Submission contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

1. The Submission provides that "shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act." The Company believes that the Submission includes two stockholder proposals for consideration at the Company's 2009 Annual Meeting of Stockholders. Under Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. You can correct this procedural deficiency by submitting a single revised proposal, addressing only one of the two matters covered in the Submission. If you do not timely submit a single revised proposal addressing only one of the two matters covered by the Submission, the Company intends to omit the entire Submission from its 2009 Proxy Statement in accordance with SEC rules.

2. In addition, Rule 14a-8(b) under the Exchange Act provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company believes that you are the proponent behind the Submission. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Moreover, to date, we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Submission was submitted to the Company.

   To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted the Submission. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

   - a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Submission was submitted, you continuously held the requisite number of Company shares for at least one year; or

   - if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

3. Finally, you submitted the proposal in the name of Kenneth Steiner, who we believe is the nominal proponent. Rule 14a-8(b) under the Exchange Act provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. Moreover, to date, we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Submission was submitted to the Company.

   To remedy this defect, Mr. Steiner must provide sufficient proof of his ownership of the requisite number of Company shares as of the date he submitted the Submission. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

   - a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Submission was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and a written statement that he continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to Stephen Brilz, Vice President, Law, Qwest Communications International Inc., 1801 California Street, 51st Floor, Denver, Colorado 80202-2658. Alternatively, you may send your response to Mr. Brilz via facsimile at (303) 296-2782.

If you have any questions with respect to the foregoing, please feel free to contact me at (202) 955-8287. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Elizabeth A. Ising

Enclosure

cc: Stephen Brilz, Qwest Communications International Inc.
Mr. Kenneth Steiner

100572273_1.DOC

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT D

From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wed 12/24/2008 5:46 PM
To: Brilz, Stephen
Subject: Kenneth Steiner's rule 14a-8 proposal: Quest Communications (Q)December 16, 2008 letter

Mr. Brilz, In regard to the Quest Communications December 16, 2008 letter, Kenneth Steiner's rule 14a-8 proposal is one proposal:
"Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act."

I believe Quest meant that this is one proposal with two closely related elements.
Sincerely,
John Chevedden

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT E

October 21, 2008

Richard N. Baer
Executive Vice President, General Counsel
and Chief Administrative Officer
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

RECEIVED 10/21/08

Dear Mr. Baer:

I hereby submit the attached stockholder proposal for inclusion in the Company's 2009 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

My resolution urges the Board of Directors to adopt a policy that the shareholders will be given an opportunity at each annual meeting to vote on an advisory resolution, proposed by management and included as a voting item printed in the proxy statement, to approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT.

As indicated just above the attached resolution, I have continuously held a qualifying number of shares (currently 1,700) for more than one year. I intend to continue to own these shares through the date of the 2009 Annual Meeting, and to attend that meeting to introduce and speak in favor of my stockholder resolution.

Thank you in advance for including my proposal in the Company's next annual proxy statement. If you have any questions or need any additional information, please do not hesitate to contact me in writing. Since you chose last year to play games about the timing and wording of my submitted proof of share ownership – despite the fact that I had a resolution in the proxy in preceding years – I will await your request for proof of ownership if you truly doubt my eligibility. You can reach me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely yours,



Mary Ann Neuman

*** FISMA & OMB Memorandum M-07-16 ***

Attachments

Shareholder Advisory Vote on Executive Compensation

Mary Ann Neuman, *** FISMA & OMB Memorandum M-07-16 *** owner of 1,700 shares of the Company's common stock, intends to present the following proposal at the 2009 Annual Meeting for action by the stockholders:

PROPOSAL

RESOLVED, the shareholders of Qwest hereby urge the Board to adopt a policy that the shareholders will be given an opportunity at each Annual Meeting to vote on an advisory resolution, proposed by management and included as a voting item printed in the proxy statement, to approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table ("SCT") and the accompanying narrative disclosure provided to understand the SCT. The board's proposal shall state that the vote is advisory and will not abrogate any employment agreement.

SUPPORTING STATEMENT

We believe the owners of the company should be able to express their approval or disapproval of the compensation package for the CEO and other senior executives, just as shareholders do at public companies in the U.K., Australia and the Netherlands (which requires a binding shareholder vote).

Indeed, this policy has been supported by a majority of shareholders at 15 U.S. companies, including Verizon, which will conduct its first advisory vote this spring.

Greater scrutiny and accountability is particularly needed at Qwest since I believe our Company's severance, executive pensions and perquisites stand out as unjustifiably costly.

Qwest's Board has been criticized for excessive CEO pay relative to performance. A study by the Corporate Library ("Pay for Failure II: The Compensation Committees Responsible" singled out Qwest as one of 12 companies identified as "the very worst performers – which were also among the highest payers – within the group of largest companies in the U.S."

The 2007 study reported that over the five fiscal years through 2006, CEO compensation totaled $155.7 million, but total shareholder return was negative 40.8%.

Former CEO Richard Notebaert's "golden severance" agreement could have paid out $63.5 million (19 times base salary plus target bonus) if he terminated after a change in control, according to the 2007 proxy.

And after just 5 years at Qwest, the present value of Notebaert's accrued pension benefit was $11.8 million. Notebaert received 30.3 additional years of credited service, boosting his benefits by $8.4 million.

The total cost of current CEO Edward Mueller's "golden severance" could also substantially exceed 2.99 times his base salary plus target bonus, since his termination or demotion after a change in control triggers the immediate vesting of millions of dollars worth of restricted stock and stock option grants that are otherwise contingent on performance. CFO Joseph Euteneuer has similar accelerated vesting features tied to his equity grants.

Other Qwest's perquisites also appear excessive. For example, Qwest disclosed that a company jet ferried Mueller's wife and stepdaughter back and forth between their home in California and Denver. Mueller's personal use of corporate aircraft cost Qwest $281,000 in 2007. Qwest also reimburses Mueller "for any federal or state income taxes" that result from this imputed income. Only 20% of public companies include tax gross-ups in CEO compensation, according to the Corporate Library.

According to Risk Metrics (ISS), in the U.K. say-on-pay "has proven a valuable tool in encouraging companies to improve their practices."

Please vote FOR this proposal.

EXHIBIT F

RESOLUTION

That the shareholders of Qwest Communications International Inc. request its Board of Directors to take the steps necessary to amend the by-laws, and other appropriate documents, to grant shareholders owning ten percent (10%) of the shares outstanding (or, as applicable, the lowest percentage above ten percent) to call "Special Meetings of Shareholders."

STATEMENT

Currently, shareholders are not granted this right and special meetings can only be called upon the whims of the board. This is wrong as important business issues needing the attention of shareholders could be neglected and disregarded by management and the Board.

Reasonable access for special meetings allows shareholders to vote on very important matters, such as take-over offers, and other matters, in a timely manner, arising between annual meetings. These issues could include the merger of Qwest into another entity, the sale of Qwest, or replacing the directors who have resigned or become unable to serve because of other complications.

As the market price per share of Qwest dwindles, management and the board have remained insulated as shreholders are unable to call special meetings.

Shareholders, who own the corporation, should have the ability to call a special meeting when the matter is sufficiently important to warrant expeditious consideration. Restructuring or acquisitions are matters which can become lost or moot if delayed until the next annual meeting to face the fixed agenda of management.

Mutual funds, such as Vanguard and Fidelity, support the shareholder right to call special meetings. The proxy voting guidelines of many public pension funds, including the New York City Retirement System, favor this right, too. Governance rating services, such as The Corporate Library and Governance Metrics International, include special meeting rights when assigning their ratings.

In 2007, this proposal averaged 56% support at eighteen corporations including 74% at Honeywell, according to RiskMetrics (formerly Insititutional Shareholder Services).

In 2008, this proposal had impressive votes at:

Occidental Petroleum Corporation	66%
FirstEnergy Corp.	67%
Marathon Oil Corporation	69%

Executive compensation, benefits, bonuses, quality of management, and performance are significant issues at Qwest. In the proponent's opinion, members of the Board of Directors may be unsuited to serve because of a past affiliation or business conduct of their own activities.

Let's look at the record. It is time for greater protection of shareholder interests and not the continued disrespect for shareholders. Please join me in voting "FOR" this proposal.